SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

SRI/SURGICAL EXPRESS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

78464W104
(CUSIP Number)

David Callan 13771 N. Fountain Hills Blvd Suite 114-230 Fountain Hills, AZ 85268 480-321-5780 Joel Bernstein, Esq. 2666 Tigertail Avenue Suite 104 Miami, FL 33133 305-858-7300
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

June 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS.

David Callan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

343,600 shares
Number of	8	SHARED VOTING POWER
Shares
Beneficially	N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With	343,600 shares
10	SHARED DISPOSITIVE POWER

N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and Issuer.

This schedule relates to shares of Common Stock of SRI/Surgical Express, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 12425 Race Track Road, Tampa, Florida 33626.

Item 2.	Identity and Background

(a)     This Schedule 13D is being filed by David Callan, an individual.

(b) - (c)

The Reporting Person is a private investor. The Reporting Person conducts his investment activities for his personal account and for self-directed retirement accounts for which he is the beneficial owner. The principal business address of the Reporting Person is 13771 N. Fountain Hills Blvd, Suite 114-230, Fountain Hills, AZ 85268.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 343,600 shares of  Issuer Common Stock in open market purchases with $689,271.12 of his personal funds, including purchases on behalf of retirement accounts of which he is the beneficial owner and directs the investment.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the shares for investment purposes because of his belief that the Issuer represents an attractive investment based on the Issuer’s business prospects. The Reporting Person believes that the Issuer is undervalued and needs to pursue appropriate measures and actions to enhance shareholder value. The Reporting Person has communicated with management of the Issuer, and expects to continue to communicate with management of the Issuer, regarding his suggestions that the Issuer pursue appropriate measures to enhance shareholder value. After the Issuer’s recent disappointing financial results the Reporting Person sent a letter to the Board of Directors which suggested that it hire an investment banker to sell the Issuer.  A copy of this letter dated June 8, 2010 is filed as Exhibit 1 hereto.

Although the Reporting Person mentioned several potential acquirers to the Issuer, he has not been in contact with any potential acquirers. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the other actions required to be described in Item 4 to Schedule 13D.  However, he may in the future formulate such plans or proposals and may communicate with other current or prospective shareholders, other industry participants, investment and financing professionals and others and such plans, proposals and communications may concern actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

The Reporting Person intends to continue to evaluate the financial results, business,  prospects, management and other developments concerning the Issuer and depending on this evaluation, other investment opportunities, market conditions and other factors. The Reporting Person may, from time to time, acquire additional Shares or dispose of some or all of his Shares, engage in lending, hedging or similar transactions with some or all of his Shares, or may continue to hold his Shares.  The Reporting Person may change his intention with respect to any or all matters referred to above.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

According to the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2010, there were, as of May 4, 2010, 6,485,978 shares of Common Stock of the Issuer issued and outstanding.

The Reporting Person beneficially owns 343,600 shares of Common Stock, comprising 5.3% of the issued and outstanding shares of the Common Stock of the Issuer.

The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of the Issuer.

(c)     During the last 60 days, the Reporting Person has made the following transactions in Issuer’s Common Stock:

DATE	SHARES PURCHASED	PRICE PER SHARE ($)

4/26/10	1,600	$4.40
5/5/10	5,000	$4.55
5/6/10	2,000	$4.34
5/11/10	1,090	$3.83
5/25/10	2,300	$3.70
5/28/10	2,967	$3.85
6/3/10	8,333	$4.16
6/7/10	12,000	$4.21

DATE	SHARES SOLD	PRICE PER SHARE ($)

4/26/10	3,295	$4.85
4/27/10	5,805	$4.96
5/11/10	3,590	$4.06

Other than as set forth above, during the last 60 days, the Reporting Person effected no other transactions in the shares of Issuer’s Common Stock.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

1.     Letter dated June 8, 2010 from the Reporting Person to the Board of Directors of the Issuer.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 8, 2010

/s/ David Callan David Callan

Exhibit Index

Exhibit No.	Description
1	Letter dated June 8, 2010 from the Reporting Person to the Board of Directors of the Issuer.

Exhibit 1

June 8, 2010

Mr. Charlie Federico & Board of Directors

SRI Surgical Express, Inc.

12425 Race Track Road

Tampa, FL 33626

Mr. Federico:

I would like to respond to your one sentence letter to me dated May 27, 2010, where you state: “While we share your disappointment with the Company’s recent operating results, we continue to believe that our Management is pursuing the correct strategic direction.”

As you know, I am currently a top shareholder in SRI Surgical, having acquired my shares over the past few years.  I currently have holdings of approximately 5.3 % of the outstanding common stock.  As previously mentioned in a letter dated to you December 8, 2009, I established this position because I felt the company’s prospects were excellent but such prospects were not being adequately recognized and valued by the markets.  When compared to industry peers, SRI trades at a fraction of standard multiples. In fact, this is the only medical company I have ever found that trades below book value and at such a low price to sales.  As one of the company’s largest shareholder, I have a vested interest in the future of the company and have spent significant time considering the company’s business.  I find SRI Surgical to be in an extremely unique and well situated position today, as green initiatives are being emphasized in the US and around the World.  With limited to no competition, SRI is in the enviable position to offer physicians higher quality reusable comfort gowns and drapes, instrument processing services, reduce dependence on foreign imports, employ US workers, reduce medical waste in our bloated landfills, and in many cases, lower cost.  I have increased my conviction that there is substantial unappreciated value resident in SRI Surgical.

I am extremely troubled, however, by the company’s continued poor financial performance amid this above described optimal scenario. These repeated operating disappointments have led to a disconnect between the high strategic value of the SRI platform and the price of SRI stock. The company has reported a trend of declining earnings per share over the past 2 years (since hiring a new CEO, and after a high cost consulting analysis).  The 3 year return on investment is -9.7%.  The earnings loss in 2009 increased year over year by over 50%, with relatively flat revenue.  The 2009 third quarter “disaster” was described to me by Management as “a surprise not to be replicated going forward.”  I accepted that answer and extended my patience for the “turn around”.  That patience however, has ended abruptly with the most recent 1st quarter 2010 earnings report, where the company again has taken a major step back in the wrong direction.  This sets yet another negative tone for a new year.  I also see no signals of positive results or  progress from cost cutting measures and the hiring of William Braun to implement lean manufacturing and operational efficiencies.

It is apparent that the company has failed at repositioning itself.  How much longer do you expect shareholders to wait for results at high expense, while the company remains mute to the public?  A significant year over year loss was just recorded, and book value erased further.  Just five years ago book value was $7.59 per share.  Today it sadly stands at $5.93, a record revealing years of value destruction under the watch of this Board of Directors.  “The Social Responsibility of business is to increase its profits.”--Milton Friedman.

Regarding the recent quarter, I spoke directly with the CFO and heard excuses that frankly, make me fear for the future of the company under its current management.  Increased health care costs, snow storms, and higher sales expenses, make it very clear that this company is in no position to capitalize as a stand alone entity with the current business model and margin scenarios.  The partnership with Cardinal is also to be questioned.  It would seem apparent there simply is not room for two entities to be selling this product line.   It has now been a year and a half since the inception of the Cardinal deal, and yet revenues remain flat, and expenses higher.  Cardinal may seem to have their focus on the many other items they sell, including their Converters division line, which directly competes with the SRI product line.  SRI competitors sell robust product lines and spread direct sales costs.  As so stated on page 9 of the 10-K, “many competitors have a greater number of products for the entire hospital, which in some instances is a competitive disadvantage for SRI.  There is no assurance that SRI will be able to compete effectively with existing or potential competitors.”  It is indeed a challenge for a direct representative selling a narrow scope product line like SRI’s to get the attention of a large hospital, GPO, or even channel partner Cardinal.  I find this theory to be evident when I hear the excuse directly from the CEO that the revenue side of the business has not grown due to Cardinal’s engagement in the business being slower than expected.  Please explain to me why SRI employs a 15 people plus sales force with clinician support if the company stands dependent on the large Cardinal entity?  It seems the success and fate of SRI is now held captive by competitor/partner/supplier Cardinal.  This is unacceptable, and makes no business sense.

Since the hiring of Gerald Woodard over 2 years ago, the company stock price has dropped.  I hardly call that progress for your shareholders.  Patience and confidence has been lost in both the Management team and the Board of Directors.  The Board’s unwillingness to improve or implement standard methods to improve investor relations, or help build shareholder value is obvious. The company refuses to conduct quarterly conference calls, has no research coverage, attends no investor conferences or conducts road shows, has no IR firm, issues no guidance and few press releases, and offers no future visibility to its shareholders.  This is not how you operate a public company, and I find your fiduciary responsibility to your shareholders to be in question.  It might also seem the corporation lacks the sufficient size required to operate as a public company.  In my view, shareholders’ equity is being wasted on general and administrative expenses that are not commensurate with the size of the company.

I am convinced SRI is too small to generate economies of scale, and feel an acquisition to broaden the product line is simply not an option.  The corporation, however, is an attractive acquisition candidate for a larger competitor, who can achieve operating synergies through said purchase. The list will stand strong with Cardinal, DeRoyal, Venture Capitalists, Medline, Kimberly Clark, Cintas, and other potential acquirers I know you are familiar with.  Some of the positive new accounts, including the recent landmark deal with Kaiser Permanente’s 48 hospital system (only announced deep in the 10-K, as opposed to a material announcement), the HealthTrust growth, and the new Government green procurement strategy, will place the company in a strong position to negotiate a sale that will far exceed current book value.  The barrier to entry for this type of reprocessing business is extreme and tedious, and the cost to replicate the current SRI operation would exceed the book value alone, thus making sense for a competitor to prefer immediate entrance via acquisition.  This would be in line with Stryker recently paying $525M for reprocessor Ascent Healthcare who had sales just in excess of $100M.

My suggestion is to hire an investment bank with experience to bring shareholders the very best offers.  There is a history of successful acquisitions in this industry, and given SRI’s prospects, though seeming inability to execute on them over the last few years, the time has come to hand off the company to a larger industry player who can take SRI to the next level.  After review of the first quarter 2010, urgent action is required.  As Chairman and Members of the Board, you have a fiduciary responsibility to enhance shareholder value.

Sincerely,

David Callan

Private Investor